Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 333-262047

Fox Business interview with CEO Lee Trink - Aired February 18, 2022

FaZe Clan CEO: Super Bowl LVI was moment Gen Z rose to power

FaZe Clan CEO Lee Trink explains how they are connecting with Gen Z and Millennials on “The Claman Countdown.”

Cheryl: So did FaZe Clan, they gifted this chain to Snoop Dogg this is what he’s wearing around his neck in this picture that was for the Super Bowl halftime performance. FaZe clan is going to make its public debut under the ticker ‘FAZE’, in a[n approximately] one billion dollar SPAC merger deal sometime this year, FaZe Clan is an influencer marketing agency, ecommerce company and an esports team all under one roof. The multifaceted company revolves around gaming and Gen Z culture. Here in a Fox Business exclusive here is founder and CEO of FaZe Clan Lee Trink.

Lee Trink: Hi Cheryl, thanks for having me. Appreciate it.

Cheryl: You got a lot going on as a company.

Lee Trink: We sure do.

Cheryl: Let's start with this move to go public. What kind of timing are we looking at for the IPO?

Lee Trink: We are moving ahead, we are on track. Something that is likely to be say in the next several months. Is what we are tracking towards.

Cheryl: Is the SPAC environment giving you any pause right now?

Lee Trink: Obviously the SPAC market has been challenged but I think that SPACs are made for companies like ours. I think that a company like ours, we need the ability to explain what we are and the SPAC vehicle gives us ability to do to that.

Cheryl: Let's talk about what you are because you are a lot of things as I mentioned in the intro to you. But really for you, it’s the youth market for you, we’re gonna get to Snoop Dogg in a minute, but it's the youth market for you, you’re capitalizing on that younger fan. I’ve never heard of FaZe Clan but I'm sure my niece has, she's 12 years old so let's talk about that. How do you monetize a tough to reach audience which is that young audience?

Lee Trink: We are in conversation with Gen Z every day. Right, this generation I think all youth generations have their own twist on how they want to be communicated with, that’s where they remain consistent in evolutionary over the course of different generations but Gen Z starting with a more of a blank canvas, and the things that older generations have cared about, just, a lot of those things don't matter. So we are in a daily and consistent conversation with a huge audience really at this point our network is like 400 million followers. We speak to them daily, we speak to them in their daily tongue, in the platforms they live on, so we are in constant conversations so it’s given us the ability to just commercialize that relationship by bringing blue chip brands like McDonalds or Nissan or Beats and introduce them to our audience and there are direct ways we commercialize like with our apparel.

Cheryl: So you commercialize with your apparel but what about the sponsorships like for instance the chain that Snoop Dogg wore, I'm assuming you had to pay for.

Lee Trink: You’re actually assuming wrong on that part. So you know, Snoop has been in our orbit for a long time, our Chief Strategy Officer Kai Henry has a long relationship with Snoop and has begun talking to him about FaZe really for several years, brought in Snoop’s son Cordell into the conversation, and we are certainly exploring what that relationship looks like. But the reality is that he kind of just blessed us with wearing that chain. And there is no deal that was predicated on it, and I think it was sort of another moment how this Super Bowl was the moment when Gen Z rose to power. You saw it in the halftime show, you saw the fact that Snoop and what he wore that day, is all the things that represented him. Snoop is almost like the original gamer kid, the original internet kid. He has been a gamer and a champion of gaming for a long time and so we are humbled to see that he is, you know, that's part of what he wanted to present to the world.

Cheryl: He is my generation too. I was always a Snoop fan. Me and Martha Stuart. Real quick, having an egame on the cover of Sports Illustrated, getting that mainstream, getting a mainstream brand like Sports Illustrated to really you know get into this whole, like that's huge right there. Talk to me about this. How meaningful is this, this cover.

Lee Trink: It was immensely meaningful, because you know I have been in this space for some time, and part of the dissonance was how big this space was, how important it was, how important we were as a brand to this huge community, but the reality is that the traditional world was what I used to say is, is blissfully unaware of it for some time, and so with Sports Illustrated, it was able to translate to those people that did not understand gaming, certainly didn't understand FaZe, how important we are to sports overall. And it was certainly a seminal moment for us to really demonstrate the importance of this space and the importance of FaZe Clan within it and all gamers and gaming companies celebrated that moment as finally being recognized for the importance we play within pop culture.

Cheryl: We ‘ve got to run but Super Bowl this year looked so differently this year, from advertising from who sponsored the parties from the halftime show all of it, it was a very forward looking Super Bowl so I'm sure the NFL is happy about that as well, and you. Lee Trink, keep us posted on the IPO.

Lee Trink: Ok, thanks a lot.

About FaZe Clan

FaZe Clan is a digital-native lifestyle and media platform rooted in gaming and youth culture, reimagining traditional entertainment for the next generation. Founded in 2010 by a group of kids on the internet, FaZe Clan was created for and by Gen Z and Millennials, and today operates across multiple verticals with transformative content, tier-one brand partnerships, a collective of notable talent, and fashion and consumer products. Reaching over 350 million followers across social platforms globally, FaZe Clan delivers a wide variety of entertainment spanning video blogs, lifestyle and branded content, gaming highlights and live streams of highly competitive gaming tournaments. FaZe Clan’s roster of more than 85 influential personalities consists of engaging content creators, esports professionals, world-class gamers and a mix of talent who go beyond the world of gaming, including NFL star Kyler “FaZe K1” Murray, Lebron “FaZe Bronny” James Jr., Lil Yachty aka “FaZe Boat” and Offset aka “FaZe Offset.” Its gaming division includes ten competitive esports teams who have won over 30 world championships. FaZe Clan recently announced plans to go public through a merger with B. Riley Principal 150 Merger Corp. (NASDAQ: BRPM), a special purpose acquisition company. Learn more at fazeclan.com/public. For more information, visit www.fazeclan.com, investor.fazeclan.com and follow FaZe Clan on Twitter, Instagram, YouTube, TikTok, and Twitch.

About BRPM

BRPM is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. BRPM began trading on the NASDAQ on February 19, 2021 following its initial public offering. Its shares of Class A common stock, units and warrants trade under the ticker symbols BRPM, BRPMU and BRPMW, respectively. BRPM is sponsored by an affiliate of B. Riley Financial, Inc. (Nasdaq: RILY).

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, BRPM has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of a record date to be established in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read the preliminary Proxy Statement/Prospectus and, when available, the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders are able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in BRPM’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, are set forth in the Proxy Statement/Prospectus.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this press release, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this press release, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For FaZe Clan

Investors: Ellipsis, ir@fazeclan.com

Media: Chelsey Northern, chelsey.northern@fazeclan.com

For BRPM

Investors: Dan Shribman, dshribman@brileyfin.com

Media: Scott Cianciulli, press@brileyfin.com

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